UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
 UNDER  THE SECURITIES EXCHANGE ACT OF 1934

May 14, 2004

PETROKAZAKHSTAN INC.
(Name of Registrant)

140 – 4th Avenue SW #1460, Calgary, Alberta, Canada T2P 3N3
(Address of principal executive offices)

1. Quarter 1, 2004 Interim Report
2. Quarter 1, 2004 Management Discussion and Analysis
3. CEO and CFO Certifications

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

 Form 20-F ☐   Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.
 Yes ☐   No ☑

SIGNATURES:

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROKAZAKHSTAN INC. SEC File No. 0-28466
(Registrant)

Date: May 14, 2004	By:	/s/	Ihor P. Wasylkiw
Ihor P. Wasylkiw P. Eng.,
Vice President Investor Relations